ROYALTY PURCHASE AGREEMENT

Agreement made as of March 18, 2005

Between

BHP Billiton World Exploration Inc., BHP Billiton Diamonds Inc., BHP Billiton Minerals Pty Ltd., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., BHP Brasil Ltda., Minera BHP Billiton, S.A. De C.V. and BHP Minerals Holdings Proprietary Limited

and

International Royalty Corporation

TABLE OF CONTENTS

1.

INTERPRETATION

3

1.1

Definitions

3

1.2

Gender, Number and Other Terms

8

1.3

Headings and Table of Contents

8

1.4

Statutes

8

1.5

No Contra Preferentum

8

1.6

Currency

8

1.7

Governing Law and Attornment

9

1.8

Schedules

9

1.9

Cross-References

9

1.10

References to Whole Agreement

9

2.

PURCHASE OF ROYALTIES

9

2.1

Purchase and Sale

9

2.2

Purchase Price

10

2.3

Payment of Purchase Price

10

2.4

Risk of Loss and Damage Prior to Closing

10

2.5

Clawback by Vendor

10

2.6

Buydown by Operator

12

2.7

Exercise of ROFO Right

13

2.8

Right of First Offer on Consideration Shares

14

2.9

Change in Royalty Interest

15

2.10

Grants of Back-Up Royalties

16

3.

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

16

3.1

Representations and Warranties of the Vendors

16

4.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

20

4.1

Representations and Warranties of the Purchaser

20

5.

PRE-CLOSING AND POST-CLOSING MATTERS

22

5.1

Operations until Closing

22

5.2

Confidentiality

23

5.3

Return of Information

23

5.4

Remedies

23

5.5

Consents and Re-issues

23

5.6

Consent Not Received by Closing

24

5.7

Purchaser’s Covenants

24

5.8

Vendor’s Covenants

25

6.

CONDITIONS OF CLOSING

25

6.1

Conditions of the Purchaser

25

6.2

Conditions of the Vendor

26

6.3

Mutual Conditions

27

6.4

Selwyn Greenfield Royalty

27

7.

CLOSING TRANSACTIONS

28

7.1

Time and Place

28

7.2

Vendors’ Closing Documents

28

7.3

Purchaser’s Closing Documents

28

7.4

Concurrent Delivery

28

7.5

Transfer of Royalties

28

8.

RESPONSIBILITY FOR OBLIGATIONS AND LIABILITIES

29

8.1

Assumption by Purchaser

29

8.2

Vendor’s Obligations and Liabilities

29

8.3

Payment of Taxes on Sale and Transfer

29

9.

SURVIVAL OF REPRESENTATIONS AND RECOURSE

29

9.1

Survival of Representations

29

9.2

Limitation on Claims for Misrepresentation

30

9.3

Adjustment of Purchase Price

30

9.4

Defence of Third Party Claims

32

10.

MISCELLANEOUS

34

10.1

Legal and Other Fees and Expenses

34

10.2

Notices

34

10.3

Further Assurances

35

10.4

Time of the Essence

35

10.5

Brokers’ Fees

35

10.6

Entire Agreement

36

10.7

Confidentiality, Public Disclosure

36

10.8

Notice of Assignment to Operator

36

10.9

Assignment

37

10.10

Invalidity

37

10.11

Waiver and Amendment

37

10.12

Surviving Provisions on Termination

37

10.13

Counterparts

37

10.14

No Merger

37

10.15

Enurement

38

SCHEDULE A – ROYALTY AGREEMENTS
SCHEDULE B – PRE-EMPTIVE RIGHTS
SCHEDULE C – ALLOCATION OF PURCHASE PRICE
SCHEDULE D – ROYALTY ASSIGNMENT AGREEMENT (FARM-IN)
SCHEDULE E – ROYALTY ASSIGNMENT AGREEMENT (FARM-OUT)
SCHEDULE F – ROYALTY ASSIGNMENT AGREEMENT (SALE)
SCHEDULE G – NOTICE OF ASSIGNMENT

ROYALTY PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 18th day of March, 2005.

AMONG:

BHP BILLITON WORLD EXPLORATION INC., a Canadian corporation, having an office at 2300 – 1111 West Georgia Street, Vancouver, British Columbia, Canada  V6E 4M3 (“BHP World”)

OF THE FIRST PART

AND:

BHP BILLITON DIAMONDS INC., a Canadian corporation, having an office at 2300 – 1111 West Georgia Street, Vancouver, British Columbia, Canada  V6E 4M3 (“BHP Diamonds”)

OF THE SECOND PART

AND:

BHP BILLITON MINERALS PTY LTD., a State of Western Australia corporation, having an office at Level 27 BHP Billiton Centre, 180 Lonsdale Street, Melbourne VIC 3000, Australia (“BHP Minerals”)

OF THE THIRD PART

AND:

BHP MINERALS INTERNATIONAL EXPLORATION INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America (“BHP International”)

OF THE FOURTH PART

AND:

BHP MINERALS GHANA INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America (“BHP Ghana”)

OF THE FIFTH PART

AND:

BHP HOLDINGS (INTERNATIONAL) INC., a State of Delaware corporation, having an office at 1360 Post Oak Boulevard, Suite 150, Houston, Texas, 77056-3020, United States of America (“BHP Holdings”)

OF THE SIXTH PART

AND:

BHP BRASIL LTDA., a Brazilian corporation, having an office at Praia de Botafogo 228, 4° andar (parte), Rio de Janeiro, 22359-900, Brazil (“BHP Brasil”)

OF THE SEVENTH PART

AND:

MINERA BHP BILLITON, S.A. DE C.V., a Mexican corporation, having an office at Dr. Paliza #101, Col.-Centenario, Hermosillo, Sonora, 83260, Mexico (“Minera BHP”)

OF THE EIGHTH PART

AND:

BHP MINERALS HOLDINGS PROPRIETARY LIMITED, a State of Victoria corporation, having an office at Level 27 BHP Billiton Centre, 180 Lonsdale Street, Melbourne VIC 300, Australia (“BHP Proprietary”)

OF THE NINTH PART

(BHP World, BHP Diamonds, BHP Minerals, BHP International, BHP Ghana, BHP Holdings, BHP Brasil, Minera BHP and BHP Proprietary being hereinafter collectively called the “Vendors”)

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado  80012, U.S.A. (the “Purchaser”)

OF THE TENTH PART

WHEREAS:

A.

The Vendors own the Royalties; and

B.

the Vendors wish to sell, and the Purchaser wishes to purchase, the Royalties on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties covenant and agree as follows:

1.

INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

(a)

“Affiliate” with respect to a party means another corporation which is affiliated with the party within the meaning of the CBCA;

(b)

“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

(c)

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever belonging to any of the Vendors and relating to the Royalties, Royalty Agreements, Properties, Permits and/or Contracts, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto);

(d)

“Business Day” means any day other than a Saturday, Sunday or any statutory holiday in Vancouver, British Columbia;

(e)

“Buydown Right” means the right of an Operator pursuant to a Royalty Agreement to purchase some or all of a Royalty upon payment of the consideration specified in such Royalty Agreement;

(f)

“Cash” means cash or either solicitor’s trust cheque or bank draft drawn on a Canadian chartered bank;

(g)

“Cash Portion” has the meaning given to it in section 2.3(a);

(h)

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(i)

“Charter Document” means articles, articles of incorporation, memorandum, bylaws or any similar constating document of a corporate entity;

(j)

“Clawback Right” means the right of a Vendor under the terms of a Royalty Agreement to convert a Royalty in whole or in part into some other interest, including:

(i)

a direct or indirect interest in the Property to which the Royalty applies;

(ii)

an equity interest in an Operator of a Property to which the Royalty applies or in an Affiliate of such Operator; or

(iii)

an exploration commitment from an Operator of the Property to which the Royalty applies or from an Affiliate of such Operator;

(k)

“Closing” means the completion of the Transaction in accordance with Article 7;

(l)

“Closing Date” means March 31, 2005 or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(m)

“Common Shares” means fully paid and non-assessable voting common shares of the Purchaser;

(n)

“Consideration Shares” has the meaning given to it in section 2.3(b);

(o)

“Contracts” means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral, which are material to a Royalty;

(p)

“Effective Time” means 12:01 a.m. on the Closing Date;

(q)

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i)

a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii)

a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii)

an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv)

any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible);

(v)

any agreement to create, or right capable of becoming, any of the foregoing; and

(vi)

the Pre-Emptive Rights;

(r)

“Farm-In Agreement” means a Royalty Agreement pursuant to which a Third Party has granted to a Vendor an option or other right to acquire an interest in a Property and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved to or may otherwise become payable to the Vendor;

(s)

“Farm-Out Agreement” means a Royalty Agreement pursuant to which a Vendor has granted to a Third Party an option or other right to acquire an interest in a Property and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved by or may otherwise become payable to the Vendor;

(t)

“Governmental Authority” means any national, federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, tribunal, administrative agency or regulatory body of any of the foregoing;

(u)

“Indemnified Party” has the meaning given to it in section 9.4;

(v)

“Indemnifier” has the meaning given to it in section 9.4;

(w)

“Indemnity Claim” has the meaning given to it in section 9.4;

(x)

“Initial Public Offering” or “IPO” means the initial public offering of Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(y)

“Laws” means any laws, statutes, acts, regulations, codes, bylaws, ordinances, rules, restrictions, regulatory policies, common law principles, equitable principles, treaties, conventions, international laws, orders, rulings, decisions, arbitration awards, judgments and decrees and all other lawful requirements from whatever source;

(z)

“Non-U.S. Vendors” means BHP World, BHP Diamonds, BHP Minerals, BHP Brasil, Minera BHP and BHP Proprietary;

(aa)

“Offered Common Share” means a Common Share offered for sale pursuant to the Prospectus;

(bb)

“Offering Price” means the price in Canadian dollars per Offered Common Share;

(cc)

“Operator” means a Person who is a current owner or holder of or who has the right to acquire mining rights to the Property to which a Royalty applies, other than a Vendor;

(dd)

“Permits” means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to a Royalty;

(ee)

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(ff)

“Pre-Emptive Rights” means those rights which limit, potentially terminate or amend or otherwise affect the Royalties, including Buydown Rights, Clawback Rights and ROFO Rights;

(gg)

“Prime Rate” means the floating annual rate of interest established and recorded as such from time to time by The Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(hh)

“Proceeding” means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(ii)

“Property” means each mineral resource property with respect to which a Royalty is or may become payable, including all mineral claims, mining leases, concessions, exploration permits, exploitation permits and all other forms of mineral and surface tenures pertaining thereto;

(jj)

“Property Sale Agreement” means a Royalty Agreement pursuant to which a Vendor has sold, transferred and assigned a Property to a Third Party and pursuant to which a Royalty relating to production from such Property has been conferred on or reserved by or may otherwise become payable to the Vendor;

(kk)

“Prospectus” means the final Prospectus of the Purchaser pertaining to the Initial  Public Offering dated February 3, 2005 and filed pursuant to applicable securities Laws in furtherance of a preliminary prospectus dated January 5, 2005;

(ll)

“Purchase Price” means the purchase price for the Royalties, as set out in section 2.2;

(mm)

“Purchaser” means International Royalty Corporation or its permitted assignee;

(nn)

“Qualifying Jurisdictions” means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters for purposes of the Initial Public Offering;

(oo)

“Regulatory Approvals” means such regulatory approvals and acceptances, including such approvals from The Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(pp)

“ROFO Right” means the right of a Third Party, whether or not an Operator, to be given an offer by the applicable Vendor to purchase the Vendor’s Royalty before the Vendor sells, transfers and assigns such Royalty to the Purchaser, including a right of first offer and a right of first refusal;

(qq)

“Royalty” means each of the royalties identified in Schedule A;

(rr)

“Royalty Agreement” means each agreement pursuant to which a Royalty has been conferred on or reserved by or to a Vendor or which may otherwise become payable to a Vendor, as amended or supplemented prior to the Closing Date, including each Property Sale Agreement, Farm-Out Agreement or Farm-In Agreement relating to such Royalty, and including the agreements listed in Schedule A;

(ss)

“Royalty Assignment Agreement” means a Royalty Assignment Agreement (Sale), a Royalty Assignment Agreement (Farm-Out), a Royalty Assignment Agreement (Farm-In) and any other form of Royalty assignment agreement pursuant to which any Vendor assigns any Royalty to the Purchaser in furtherance of the Transaction;

(tt)

“Royalty Assignment Agreement (Farm-In)” means a Royalty assignment agreement in the form attached as Schedule D or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(uu)

“Royalty Assignment Agreement (Farm-Out)” means a Royalty assignment agreement in the form attached as Schedule E or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(vv)

“Royalty Assignment Agreement (Sale)” means a Royalty assignment agreement in the form attached as Schedule F or in such other form as may be agreed to by the Purchaser and the applicable Vendor;

(ww)

“Royalty Value” means the portion of the Purchase Price allocated by the parties to each of the Royalties as specified in Schedule C;

(xx)

“Third Party” means a Person other than the Purchaser or a Vendor;

(yy)

“Transaction” means the transaction of purchase and sale of the Royalties contemplated by this Agreement;

(zz)

“U.S. Vendor” means each Vendor other than a Non-U.S. Vendor; and

(aaa)

“Vendor” means each of BHP World, BHP Diamonds, BHP Minerals, BHP International, BHP Ghana, BHP Holdings, BHP Brasil, Mineral BHP and BHP Proprietary.

1.2

Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and the words “including”, “include” and “includes” are  not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto.

1.3

Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4

Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5

No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6

Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in United States currency.

1.7

Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the Laws of British Columbia and the Laws of Canada applicable therein.  Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

1.8

Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreements
Schedule B – Pre-emptive Rights
Schedule C – Allocation of Purchase Price
Schedule D – Royalty Assignment Agreement (Farm-In)
Schedule E – Royalty Assignment Agreement (Farm-Out)
Schedule F – Royalty Assignment Agreement (Sale)
Schedule G – Notice of Assignment

1.9

Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10

References to Whole Agreement

Unless otherwise stated, the words “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2.

PURCHASE OF ROYALTIES

2.1

Purchase and Sale

Based on the representations and warranties contained in this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendors, all right, title and interest of the Vendors in and to the Royalties and the Property Sale Agreements, effective as of and from the Effective Time, free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2

Purchase Price

The Purchase Price shall be US$1,240,000.

2.3

Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser to BHP World on Closing as follows:

(a)

US$615,000 by Cash (the “Cash Portion”); and

(b)

by issuance to BHP World of 180,189 Common Shares (the “Consideration Shares”).

The allocation of the Purchase Price payable for each Royalty shall be as set forth in Schedule C hereto.  The allocation of the Cash Portion and the Consideration Shares among the Vendors shall be determined by BHP World in its sole discretion, provided that none of the Consideration Shares shall be allocated by BHP World to any U.S. Vendor.  Each Vendor other than BHP World acknowledges that it is an Affiliate of BHP World and agrees that delivery to BHP World of such Vendor’s share of the Cash Portion and the Consideration Shares (if any) shall be deemed for all purposes to constitute delivery to such Vendor of such Vendor’s share of the Cash Portion and the Consideration Shares (if any) to be delivered to such Vendor on the Closing.

2.4

Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalties shall pass to the Purchaser at the Closing, except as otherwise provided in this Agreement.  The Vendors shall bear all risk of loss or impairment of the Royalties until the Closing and the Purchaser shall bear all risk of loss or impairment of the Royalties after the Closing, except as otherwise provided in this Agreement.

2.5

Clawback by Vendor

The Purchaser acknowledges and agrees that notwithstanding the purchase of the Royalties by the Purchaser, certain of the Vendors (“Clawback Royalty Holders”) retain Clawback Rights pursuant to those Royalty Agreements containing Clawback Rights.  If a Clawback Royalty Holder wishes to exercise a Clawback Right, the following provisions shall apply:

(a)

Notice:  The Clawback Royalty Holder shall give the Purchaser written notice (the “Clawback Notice”) of its intention to exercise its Clawback Right, whereupon the Purchaser shall be required to sell, assign and transfer to the Clawback Royalty Holder, and the Clawback Royalty Holder shall be required to purchase from the Purchaser, the Royalty or portion thereof with respect to which the Clawback Royalty Holder has exercised its Clawback Right (the “Clawback Royalty”).

(b)

Clawback Payment:  The purchase price payable by the Clawback Royalty Holder for the Clawback Royalty (the “Clawback Purchase Price”) shall be payable in Cash and determined as follows:

(i)

if the Clawback Notice is given on or before the fifth (5th) anniversary of the Closing, the Clawback Purchase Price shall be equal to two (2) times the Royalty Value for the Clawback Royalty as shown in Schedule C hereto; and

(ii)

if the Clawback Notice is given after the fifth (5th) anniversary of the Closing, the Clawback Purchase Price shall be equal to three (3) times the Royalty Value for the Clawback Royalty as shown in Schedule C hereto.

(c)

Clawback Closing:  The closing of the purchase and sale of the Clawback Royalty (the “Clawback Closing”) shall take place on a date specified in the Clawback Notice, such date to be a Business Day not earlier than forty-five (45) days after the date of delivery of the Clawback Notice and not later than sixty (60) days after the date of delivery of the Clawback Notice, or such other date as may be agreed upon in writing by the Clawback Royalty Holder and the Purchaser or by their respective solicitors.

(d)

Clawback Closing Transactions:  The Clawback Purchase Price shall be paid by the Clawback Royalty Holder on the Clawback Closing in Cash against delivery by the Purchaser of all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Clawback Royalty to the Clawback Royalty Holder, each in such form and content as the Clawback Royalty Holder may reasonably require, including as applicable:

(i)

if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Sale), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Sale):  (A) an assignment of the Property Sale Agreement assigned to the Purchaser at the Closing; and  (B) a termination agreement terminating the Royalty Assignment Agreement (Sale);

(ii)

if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-Out), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-Out), a termination agreement terminating the Royalty Assignment Agreement (Farm-Out); and

(iii)

if the Clawback Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-In), an assignment agreement re-assigning the Clawback Royalty to the Clawback Royalty Holder and, if the Clawback Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-In), a termination agreement terminating the Royalty Assignment Agreement (Farm-In);

(collectively, the “Clawback Transfer Documents”).  The payment of the Clawback Purchase Price by the Clawback Royalty Holder and the delivery of the applicable Clawback Transfer Documents by the Purchaser shall be carried out concurrently.

(e)

Responsibility:  From and after the Clawback Closing, Article 8 of this Agreement shall apply with respect to the Clawback Royalty as though all references to the Purchaser were references instead to the Clawback Royalty Holder, and all references to the Vendors were references instead to the Purchaser.

(f)

Benefit Accrued Prior to Clawback Closing:  The Purchaser shall be entitled to retain all benefits received by the Purchaser relating to the Clawback Royalty prior to the Clawback Closing notwithstanding the re-assignment of the Clawback Royalty to the Clawback Royalty Holder and notwithstanding any termination of a Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) or Royalty Assignment Agreement (Farm-In).

2.6

Buydown by Operator

The Purchaser acknowledges and agrees that notwithstanding the purchase of the Royalties by the Purchaser, certain Third Parties (“Buydown Operators”) retain Buydown Rights pursuant to those Royalty Agreements containing Buydown Rights.  If a Buydown Operator elects to exercise a Buydown Right, the following provisions shall apply:

(a)

Notice:  Upon receipt by the Purchaser of notice (the “Buydown Notice”) of a Buydown Operator’s exercise or intention to exercise its Buydown Right, and subject as may be otherwise provided in the applicable Royalty Agreement, the Purchaser shall be required to sell, assign and transfer to the Buydown Operator the Royalty or portion thereof with respect to which the Buydown Operator has exercised its Buydown Right (the “Buydown Royalty”) against payment by the Buydown Operator to the Purchaser of the consideration payable for the Buydown Royalty (the “Buydown Purchase Price”), all as provided in the applicable Royalty Agreement.

(b)

Buydown Closing:  Upon receipt of a Buydown Notice, the Purchaser shall within the time provided in the applicable Royalty Agreement, if any, or at such other reasonable time as may be agreed by the Buydown Operator and the

Purchaser in writing, deliver all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Buydown Royalty to the Buydown Operator as provided in such Royalty Agreement, each in such form and content as the Buydown Operator may reasonably require (collectively, the “Buydown Documents”).

(c)

Vendor Assistance:  The Vendor of the Royalty with respect to which the Buydown Operator has exercised its Buydown Right shall execute and deliver such Buydown Documents and do such further acts and things as may be reasonably required from time to time to complete the sale, assignment and transfer of the Buydown Royalty to the Buydown Operator.

(d)

Payment of Buydown Purchase Price:  Payment of the Buydown Price shall be made as follows:

(i)

if the Buydown Right exercised by a Buydown Operator is contained in a Property Sale Agreement, payment of the Buydown Purchase Price will be the responsibility of the Buydown Operator, and the Purchaser shall look to the Buydown Operator for payment; and

(ii)

if the Buydown Right exercised by a Buydown Operator is contained in a Farm-Out Agreement or Farm-In Agreement, the Vendor of the Royalty with respect to which the Buydown Operator has exercised its Buydown Right shall pay the Buydown Purchase Price to the Purchaser at the closing of the exercise of the Buydown Operator’s Buydown Right.

(e)

Benefit Accrued Prior to Buydown Closing:  The Purchaser shall be entitled to retain all benefits received by the Purchaser relating to the Buydown Royalty prior to the closing of the exercise of the Buydown Operator’s Buydown Right notwithstanding the re-assignment of the Buydown Royalty to the Buydown Operator.

2.7

Exercise of ROFO Right

The Purchaser acknowledges and agrees that certain Third Parties have ROFO Rights (“ROFO Holders”) applicable to the proposed sale of certain Royalties to the Purchaser under the Transaction.  If a ROFO Holder exercises a ROFO Right before or after the Closing, the following provisions shall apply:

(a)

Exercise of ROFO Right Before Closing:  Upon receipt by the Purchaser before the Closing of notice of the ROFO Holder’s intention to exercise its ROFO Right (the “ROFO Notice”):

(i)

the Royalty subject to the ROFO Right shall be deemed to no longer be a Royalty for purposes of this Agreement;

(ii)

the Purchase Price payable for the Royalties under section 2.2 shall be reduced by the amount of the Royalty Value applicable to the Royalty subject to the ROFO Right, such reduction to be applied:

A.

firstly, to the Cash Portion until the Cash portion has been reduced to nil; and

B.

secondly, to the Consideration Shares; and

(iii)

the allocation of such reduction to the Cash Portion and the Consideration Shares among the Vendors shall be determined by BHP World in its sole discretion.

(b)

Exercise of ROFO Right After Closing:  Upon receipt by the Purchaser after the Closing of a ROFO Notice:

(i)

the Purchaser shall within the time provided in the applicable Royalty Agreement, if any, or at such other reasonable time as may be agreed by the ROFO Holder and the Purchaser, deliver all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the ROFO Royalty to the ROFO Holder as provided in the Royalty Agreement in such form and content as the ROFO Holder may reasonably require (“ROFO Documents”);

(ii)

the Vendor of the Royalty subject to a ROFO Notice shall execute and deliver such ROFO Documents and do such further acts and things as may be reasonably required from time to time to complete the sale, assignment and transfer of the ROFO Royalty to the ROFO Holder;

(iii)

BHP World shall pay to the Purchaser, on behalf of the applicable Vendor, in Cash the amount of the Royalty Value applicable to such ROFO Royalty, such payment to be made concurrently with the Purchaser’s deliveries under section 2.7(b)(i); and

(iv)

if any Consideration Shares have been allocated by BHP World to the Vendor of the Royalty subject to the ROFO Right, such Consideration Shares shall be re-allocated by BHP World as BHP World in its discretion considers appropriate, provided that none of the Consideration Shares shall be allocated by BHP World to any U.S. Vendor.

2.8

Right of First Offer on Consideration Shares

The Purchaser shall have a right of first offer on the Consideration Shares on the following terms and conditions:

(a)

Notice of Intention:  The Vendors shall not dispose of all or any part of the Consideration Shares without first offering the same to the Purchaser for a Cash consideration, and free of terms and conditions other than terms relating to the fixing of a closing date and the mechanics of the closing (the “Offer”).  If at the time of the making of the Offer the Vendors are considering a sale of the Consideration Shares to a known potential purchaser of the Consideration Shares, the Vendor shall set forth the identity and address of the potential purchaser in the Offer, subject to any obligations of confidentiality the Vendor may have to the potential purchaser.

(b)

Acceptance by Purchaser or Assignee:  The Offer may be accepted by written notice delivered to the Vendors by the Purchaser or by any Person to whom the Purchaser has assigned its right to accept the Offer within ten (10) Business Days after the Purchaser’s receipt of the Offer.  If the Offer is accepted by the Purchaser or any such assignee, the Vendors shall sell the Consideration Shares to the Purchaser or such assignee, as the case may be, for the consideration and on the closing terms and conditions set forth in the Offer.

(c)

Non-Acceptance:  If the Offer is not accepted by the Purchaser or any such assignee within the period of ten (10) Business Days following receipt of the Offer, the Vendors shall be free to dispose of the Consideration Shares either:

(i)

by way of a sale to a Third Party made pursuant to a private agreement or by way of a pre-arranged trade through the facilities of any stock exchange and completed within the next succeeding ninety (90) days, at a Cash price and upon terms and conditions not more favourable to the Third Party than those contained in the Offer; or

(ii)

by way of sales conducted in the open market through the facilities of a stock exchange on the terms and conditions prevailing in the market from time to time.

(d)

Continuing Application:  If the Consideration Shares subject to an Offer not accepted by the Purchaser or any assignee are not sold to a Third Party under section 2.8(c)(i) within the period of ninety (90) days referred to therein or sold in the open market under section 2.8(c)(ii) within the period of one (1) year from the date of the Offer, the provisions of this section 2.8 shall again apply.

2.9

Change in Royalty Interest

The Vendors acknowledge and agree that except with respect to the Clawback Rights, any rights the Vendors may have under their respective Royalty Agreements to amend the terms and conditions applicable to such Royalties, including amendments to increase or otherwise change the royalty rates payable with respect to their respective Royalties, shall pass to the Purchaser on the Closing.

2.10

Grants of Back-Up Royalties

With respect to each Royalty conferred on or reserved by or which may otherwise become payable to a Vendor under a Farm-Out Agreement, the Vendor shall in the Royalty Assignment Agreement (Farm-Out) to be delivered to the Purchaser on the Closing grant to the Purchaser a Back-up Royalty (the “Back-Up Royalty”) on production from the Property subject to the Farm-Out Agreement on the same terms and conditions mutatis mutandis as the Royalty contained in the Farm-Out Agreement, such Back-Up Royalty to take effect on the terms and conditions set out in the Royalty Assignment Agreement (Farm-Out) delivered at the Closing.

3.

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

3.1

Representations and Warranties of the Vendors

Each Vendor represents and warrants on its own behalf to the Purchaser as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents, will limit or extinguish such rights of reliance of the Purchaser:

(a)

Status:  The Vendor is a duly incorporated and validly existing company under the Laws of its jurisdiction of incorporation, in good standing with respect to the filing of annual reports in such jurisdiction and has never been struck or dissolved or liquidated.

(b)

Capacity:  The Vendor has full power and capacity to own the Royalties owned by it and to enter into and carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(c)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and the completion of the Transaction by the Vendor, have been duly authorized by all necessary corporate action on the part of the Vendor.

(d)

Validity of Agreement:  This Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(e)

Non-contravention:  Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Vendor or, to the best of the Vendor’s knowledge, any Encumbrance, indenture, Contract, agreement or instrument to which the Vendor is a party or by which the Vendor is bound.

(f)

Ownership:  To the best of the Vendor’s knowledge, the Vendor is the beneficial owner of, and has good and marketable title to, the Vendor’s Royalties as described in Schedule B, free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B.

(g)

No Rights to Royalties:  Other than the Pre-emptive Rights, to the best of the Vendor’s knowledge, there are no agreements, Contracts, options, commitments or other rights in favour of, or held by, any Person other than the Purchaser to acquire any of the Vendor’s Royalties or any portion thereof.

(h)

Royalty Assignable:  Subject to the ROFO Rights of those Third Parties holding ROFO Rights, to the best of the Vendor’s knowledge, the Vendor’s Royalties are freely assignable to the Purchaser.

(i)

Residency:  Either:

(i)

the Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada) (the “ITA”); or

(ii)

the Vendor is a non-resident of Canada for the purposes of the ITA and none of the Vendor’s Royalties are “taxable Canadian property” as that term is defined in the ITA.

(j)

Adverse Proceedings:  To the best of the Vendor’s knowledge, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or the Vendor’s interests in any Royalty, Royalty Agreement, Property, Permit or Contract nor is there any basis for any Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on any of the Vendor’s Royalties.

(k)

No Seizure:  To the best of the Vendor’s knowledge, there is no appropriation, expropriation or seizure of any of the Vendor’s Royalties, Properties or Permits pending or threatened.

(l)

Material Contracts:  To the best of the Vendor’s knowledge, the Vendor is not in possession of any Royalty Agreement, Permit or Contract by which the Vendor is bound or under which the Vendor is entitled to any benefits pertaining to any Royalty not referred to in Schedule A.

(m)

Good Standing:  To the best of the Vendor’s knowledge, the Vendor is not in breach or default of any of the terms of any of the Vendor’s  Royalty Agreements or Permits and the Vendor is not aware of any breach or default of any term of any of the Vendor’s Royalty Agreements or Permits by any other party thereto, each of the Vendor’s Royalty Agreements and Permits is in good standing and in full force and effect and none of the Vendor’s Royalty Agreements or Permits has been amended save as detailed in Schedule A.  To the best of the Vendor’s knowledge, no state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach by the Vendor under any of the Vendor’s Royalty Agreements or Permits and the Vendor has not received any notice of any default, breach or termination of any of the Vendor’s Royalty Agreements or Permits or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(n)

No Adverse Implications:  To the best of the Vendor’s knowledge, except pursuant to the exercise of any applicable ROFO Rights and Buydown Royalties, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i)

give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on any of the Vendor’s Royalties;

(ii)

result in the creation of any Encumbrance on any Royalty;

(iii)

result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or any of the Vendor’s Royalties is bound or is subject, which could have an adverse effect on any of the Vendor’s Royalties or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person; or

(iv)

be contrary to any of the provisions of the Charter Documents of the Vendor.

(o)

Government Approvals:  To the best of the Vendor’s knowledge, there is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendor of this Agreement, or the completion or performance by the Vendor of the Transaction, or the validity or enforceability of this Agreement against the Vendor.

(p)

Environmental Matters (Mara Rosa): To the best of the knowledge of BHP Brasil:

(i)

neither the Vendor nor any other Person, has directly or indirectly caused, permitted or allowed any contaminants, pollutants, wastes or toxic substances (collectively “Hazardous Substances”) to be released, discharged, placed, escaped, leached or disposed of on, into, under or through the lands (including watercourses, improvements thereon and contents thereof) comprising the Mara Rosa Property or nearby areas, no Hazardous Substances or underground storage tanks are contained, harboured or otherwise present in or upon such lands (including watercourses, improvements thereon and contents thereof) or nearby areas;

(ii)

there are no obligations or commitments for reclamation, closure or other environmental corrective, clean-up or remediation action directly or indirectly relating to the Mara Rosa Property;

(iii)

the activities directly or indirectly in relation to the Mara Rosa Property and use of the lands comprising the Mara Rosa Property by the Vendor and any other Person have been in compliance with all Laws and the Vendor has not received any notice nor is the Vendor aware after reasonable inquiry of any such breach or violation having been alleged; and

(iv)

no environmental audit, assessment, study or test has been conducted in relation to the lands comprising the Mara Rosa Property by or on behalf of the Vendor nor is the Vendor aware of any of the same having been conducted by or on behalf of any other person (including any Governmental Authority), other than the audits, assessments, studies and tests carried out by or on behalf of the Agencia Goiara de Meio Ambiente relating to the matters referred to in its letter of May 9, 2003 to Metallica Brasil S.A. concerning the Posse Mine.

(q)

No Adverse Knowledge:  Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Vendor’s interests in any Royalty, Royalty Agreement, Property, Permit or Contract, the counter-party to any of the Vendor’s Royalty Agreements or the Transaction which might reasonably be expected to materially and adversely affect any of the Vendor’s Royalties.

(r)

Material Facts:  To the best of the Vendor’s knowledge, this Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor knowingly omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(s)

Enforceability:  This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor, and this Agreement, and each such Closing document to which the Vendor is a party, will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(t)

U.S. Securities (Non-U.S. Vendors):  Each Non-U.S. Vendor acquiring Common Shares understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state.  In connection with the Transaction and the issuance of the Consideration Shares, each such Non-U.S. Vendor hereby acknowledges, represents and warrants as follows:

(i)

the Vendor was not offered the Common Shares while in the United States;

(ii)

the Vendor was outside the United States when the decision to acquire the Common Shares was made;

(iii)

neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by the Vendor in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv)

neither the structure of the Transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act;

and each such Non-U.S. Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated in this section 3.1(t).

4.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that each Vendor is relying upon the following representations and warranties in connection with the sale of the Royalties, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now know or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents, will limit or extinguish such rights of reliance of the Vendors:

(a)

Status:  The Purchaser is incorporated and validly existing company under the CBCA, in good standing with respect to the filing of annual reports and has never been struck or dissolved or liquidated.

(b)

Capacity:  The Purchaser has full power and capacity to enter into and  carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(c)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction by the Purchaser, have been authorized by all necessary corporate action on the part of the Purchaser.

(d)

Validity of Agreement:  This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(e)

Non-contravention:  Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any indenture, contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(f)

Investment Canada:  The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(g)

GST Registration:  The Purchaser is a registrant for purposes of Part IX of the Excise Tax Act (Canada), and the Purchaser’s registration number is 88352 0702 RP0001.

(h)

IPO:  The Initial Public Offering on Closing will have the attributes disclosed in the Prospectus.

(i)

Consideration Shares:  The Consideration Shares to be issued on Closing will have been duly authorized and validly issued as fully paid and non-assessable shares in the capital of the Purchaser.

(j)

Reporting Issuer:  On Closing, the Purchaser will be a reporting issuer under applicable securities Laws.

(k)

Qualification of Consideration Shares:  The Consideration Shares to be issued on Closing:

(i)

will be qualified for issuance pursuant to the Initial Public Offering and will be free trading; or

(ii)

will be qualified for issuance pursuant to an exemption from prospectus requirements and will be subject to a four (4) month hold period commencing on the Closing Date.

(l)

Enforceability:  This Agreement has been and each document to be delivered on Closing to which the Purchaser is a party will on Closing be duly executed and delivered by the Purchaser, and this Agreement, and each such Closing document to which the Purchaser is a party, will on Closing constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

5.

PRE-CLOSING AND POST-CLOSING MATTERS

5.1

Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a)

use reasonable commercial efforts to preserve the Vendor’s Royalties;

(b)

not to take any action which would cause any of the Vendor’s Royalties to become subject to any Encumbrance;

(c)

not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, any of the Vendor’s Royalties;

(d)

make all tax, governmental and other filings, if any, required to be made by the Vendor  in respect of the Vendor’s Royalties in a timely fashion; and

(e)

not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with any of its Royalties except:

(i)

renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii)

any additional Permits required so as to maintain the Royalties.

5.2

Confidentiality

The Purchaser acknowledges that certain information, materials and documentation received or observed by it in contemplation of the Transaction may be confidential.  From the date of this Agreement until the Closing, the Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of any such information, materials and documentation that is confidential, provided that the foregoing shall not prevent the Purchaser from:

(a)

disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction; or

(b)

disclosing any such information, materials and documentation as required by Law or by the policies of any Governmental Authority or The Toronto Stock Exchange.

5.3

Return of Information

If the purchase of the Royalties pursuant to this Agreement is not completed on the Closing Date, upon the request of the Vendors the Purchaser shall at its option either return to the Vendors or destroy all Books and Records in the possession of the Purchaser and for a period of two (2) years thereafter commencing on the Closing Date shall maintain the confidentiality of all confidential information or knowledge obtained from the Vendors and not use any such confidential information or knowledge for any purpose whatsoever, provided that the Purchase may retain an archival copy to be used only in the case of a dispute concerning this Agreement.

5.4

Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction.  These specific remedies are in addition to any other remedy to which the Vendors may be entitled at law or in equity.

5.5

Consents and Re-issues

The Vendors shall use all reasonable efforts to obtain, both prior to and after the Closing Date:

(a)

all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the sale, transfer and assignment of the Vendors’ respective interests in the Royalties, the Royalty Agreements, the Contracts and the Permits to the Purchaser as contemplated in this Agreement.

Without limiting the generality of the foregoing, each Vendor agrees to execute a Royalty Assignment Agreement (Sale), a Royalty Assignment Agreement (Farm-Out) or a Royalty Assignment Agreement (Farm-In), as applicable, in respect of each of its Royalties;

(b)

if applicable, the re-issue or novation of any Royalty Agreement, Contract or Permit in the name of the Purchaser, and the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement, Contract or Permit in connection with, or as a condition of, such assignment or re-issue.  The Purchaser shall give to the Vendors such information and copies of such documents relating to the Purchaser which the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c)

the waiver by the applicable Third Parties of all ROFO Rights applicable in respect of the proposed sale of the Vendors’ Royalties to the Purchaser.

5.6

Consent Not Received by Closing

If a consent or approval of a Third Party required to permit the transfer or assignment to the Purchaser of all or any part of a Vendor’s interest in any Royalty, Royalty Agreement, Contract or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, the Vendor and the Purchaser proceed to complete the Transaction, the sale, transfer or assignment of such Royalty, Royalty Agreement, Contract or Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received, and the Vendor shall hold such Royalty, Royalty Agreement, Contract or Permit following the Closing in trust for the benefit and exclusive use of the Purchaser.  The Vendor shall continue to use all reasonable commercial efforts to obtain the required consents and approvals and shall only make use of any such Royalty, Royalty Agreement, Contract or Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty, Royalty Agreement, Contract or Permit.

5.7

Purchaser’s Covenants

The Purchaser comments and agrees that:

(a)

the Purchaser shall execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues referred to in section 5.5;

(b)

the Purchaser shall diligently and in good faith use its best efforts to obtain the Regulatory Approvals prior to the Closing Date; and

(c)

the Purchaser shall deliver to the applicable Vendor from time to time copies of any Books and Records coming into the possession of the Purchaser from any source other than a Vendor whether before or after the Closing.

5.8

Vendor’s Covenants

Each Vendor covenants and agrees that:

(a)

the Vendor shall deliver to the Purchaser from time to time copies of any Books and Records discovered by or coming into the possession of the Vendor whether before or after the Closing and not previously delivered to the Purchaser;

(b)

the Vendor shall promptly forward to the Purchaser any notices received by the Vendor relating to the Vendor’s Royalties, Royalty Agreements and Permits, whether received before or after the Closing; and

(c)

if the validity of or the interest of the Purchaser in any of the Vendor’s Royalties, Royalty Agreements or Permits is challenged or if payments thereunder are refused or if an interest in any of the Vendor’s Royalties, Royalty Agreements or Permits is asserted by any Third Party, then the Vendor shall cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, Royalty Agreements and Permits, the Purchaser’s title to the Royalty and interest in the Royalty Agreements and the Purchaser’s right to receive payments thereunder.

6.

CONDITIONS OF CLOSING

6.1

Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(e) if the Purchaser’s consent required thereunder has been obtained).

(b)

Covenants:  All of the covenants and obligations of the Vendors to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c)

Satisfactory Due Diligence:  The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalties, including that the Vendors are the owners of their respective Royalties and that the Royalties are free of any Encumbrances other than the Pre-Emptive Rights described in Schedule B.

(d)

Regulatory Approvals:  The receipt of the Regulatory Approvals.

(e)

Corporate Approvals:  The receipt of all required corporate approvals from the Purchaser.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the Purchaser will be released from all obligations under this Agreement.  The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies under applicable Laws and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.2

Conditions of the Vendor

Each Vendor’s obligation to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing.

(b)

Covenants:  All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed.

(c)

Consideration Shares:  The Vendors’ reasonable satisfaction that the Consideration Shares have those attributes as disclosed in the Prospectus.

(d)

Regulatory Approvals:  The receipt of the Regulatory Approvals.

(e)

Corporate Approvals:  The receipt of all required corporate approvals from the Vendors.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the Vendors will be released from all obligations under this Agreement.  The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if the Vendors see fit to do so, without prejudice to their rights and remedies under applicable Laws and also without prejudice to any of their rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3

Mutual Conditions

The obligations of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a)

No Orders or Proceedings:  No injunction or restraining order or other decision, ruling or order of a court or Governmental Authority of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or Governmental Authority to restrain, prohibit, limit or impose conditions on the Transaction.

(b)

Obtain Consents:  The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 10.12, terminate this Agreement, in which event, subject to section 10.12, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors are the parties terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

6.4

Selwyn Greenfield Royalty

The Vendors acknowledge that as at the date of execution of this Agreement, the Purchaser has not been provided with a copy of the applicable Royalty Agreement for the Selwyn Greenfield Property.  The Purchaser and the Vendors agree that if the Royalty Agreement for the Selwyn Greenfield Property is not provided to the Purchaser prior to the Closing, the Purchaser shall have the right in its sole discretion to elect not to complete the purchase of the Selwyn Greenfield Royalty by notice in writing given to BHP World prior to the Closing.  If the Purchaser elects not to complete the purchase of the Selwyn Greenfield Royalty:

(a)

the Selwyn Greenfield Royalty shall be deemed to no longer be a Royalty for purposes of this Agreement;

(b)

the Purchase Price payable for the Royalties under section 2.2 shall be reduced to US$1,230,000; and

(c)

the Cash Portion set out in section 2.3(a) shall be reduced to US$605,000.

7.

CLOSING TRANSACTIONS

7.1

Time and Place

The Closing shall take place in the offices of Edwards, Kenny & Bray LLP at 11:00 o’clock Vancouver time on the Closing Date, or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2

Vendors’ Closing Documents

At the Closing, the Vendors shall execute and deliver to the Purchaser all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to assign, sell and transfer the Royalties and related rights as contemplated by this Agreement, each in such form and content as the Purchaser may require, acting reasonably, including:

(a)

a Royalty Assignment Agreement (Sale) with respect to each Royalty Agreement that is not a Farm-Out Agreement or a Farm-In Agreement;

(b)

a Royalty Assignment Agreement (Farm-Out) with respect to each Royalty Agreement that is a Farm-Out Agreement; and

(c)

a Royalty Assignment Agreement (Farm-In) with respect to each Royalty Agreement that is a Farm-In Agreement.

7.3

Purchaser’s Closing Documents

At the Closing the Purchaser shall deliver the following to the Vendors:

(a)

Cash in the amount of the Cash Portion, to be delivered to BHP World; and

(b)

a share certificate representing the Consideration Shares, to be issued in the name of and delivered to BHP World.

7.4

Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by the Purchaser to the Vendors and by the Vendors to the Purchaser pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5

Transfer of Royalties

Subject to compliance with the terms and conditions of this Agreement, the transfer of the Royalties to the Purchaser shall be deemed to take effect as at the Closing.

8.

RESPONSIBILITY FOR OBLIGATIONS AND LIABILITIES

8.1

Assumption by Purchaser

On the Closing, the Purchaser shall assume and be responsible for the observance, performance and payment of all applicable obligations and liabilities, if any, relating to the Royalties under the Property Sale Agreements assigned to the Purchaser, which are to be observed, performed or paid under such Property Sale Agreements from and after the Effective Time, and the Purchaser shall indemnify and save the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay any of the obligations and liabilities referred to in this section 8.1.

8.2

Vendor’s Obligations and Liabilities

The Vendors shall be responsible for the observance, performance and payment of all obligations and liabilities relating to the Royalties, in each case other than those to be observed, performed or paid by the Purchaser as set out in this Agreement, and the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of any Vendor to perform or satisfy any of such obligations and liabilities.

8.3

Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of any Vendor) and any registration fees payable in respect of the sale and transfer of the Royalties to the Purchaser.

9.

SURVIVAL OF REPRESENTATIONS AND RECOURSE

9.1

Survival of Representations

The representations and warranties of:

(a)

the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b)

the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement;

shall survive the Closing and shall continue in full force and effect for a period of three (3) years from the Closing Date.

9.2

Limitation on Claims for Misrepresentation

(a)

The Purchaser shall be entitled to make a claim against any Vendor in respect of the breach of any representation or warranty of the Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i)

written notice of any such claim is given by or on behalf of the Purchaser to the Vendor within three (3) years from the Closing Date; and

(ii)

the aggregate amount of all such claims against all of the Vendors exceeds US$50,000;

provided that the Vendor’s liability to the Purchaser shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

(b)

A Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any representation or warranty of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i)

written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three (3) years from the Closing Date; and

(ii)

the aggregate amount of all such claims against the Purchaser exceeds US$50,000;

provided that the Purchaser’s liability to the Vendor shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3

Adjustment of Purchase Price

If on the Closing the Purchaser does not receive from the applicable Vendor (the “Cancellation Vendor”) good and marketable title to any Royalty free and clear of all Encumbrances other than the Pre-Emptive Rights described in Schedule B, or if on the Closing the Royalty or the Property to which the Royalty relates is subject to any Proceedings, including any Proceedings for the appropriation, expropriation or seizure of the Royalty or the applicable Property or any interest of the Cancellation Vendor therein, then, whether or not the Cancellation Vendor is in breach of any representation or warranty contained in section 3.1, the Purchaser shall have the right (the “Cancellation Right”) to cancel the purchase and sale of such Royalty (the “Affected Royalty”).  If the Purchaser wishes to exercise a Cancellation Right with respect to an Affected Royalty, the following provisions shall apply:

(a)

Notice:  The Purchaser shall give the Cancellation Vendor written notice (the “Cancellation Notice”) of its intention to exercise its Cancellation Right, whereupon the Purchaser shall be required to sell, assign and transfer to the Cancellation Vendor, and the Cancellation Vendor shall be required to purchase from the Purchaser, the Affected Royalty with respect to which the Purchaser has exercised its Cancellation Right.

(b)

Cancellation Payment:  The purchase price payable by the Vendor for the Affected Royalty (the “Affected Royalty Purchase Price”) shall be the amount of the Royalty Value for the Affected Royalty as shown in Schedule C hereto.

(c)

Cancellation Closing:  The Closing of the purchase and sale of the Affected Royalty (the “Cancellation Closing”) shall take place on a date specified in the Cancellation Notice, such date to be a Business Day not earlier than forty-five (45) days after the date of delivery of the Cancellation Notice and not later than sixty (60) days after the date of delivery of the Cancellation Notice, or such other date as may be agreed upon in writing by the Cancellation Vendor and the Purchaser or by their respective solicitors.

(d)

Cancellation Closing Transactions:  The Affected Royalty Purchase Price shall be paid by the Cancellation Vendor on the Cancellation Closing by Cash against delivery by the Purchaser of all deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents necessary to sell, assign and transfer the Affected Royalty to the Cancellation Vendor, each in such form and content as the Cancellation Vendor may reasonably require, including as applicable:

(i)

if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Sale), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Sale):  (A) the Property Sale Agreement assigned to the Purchaser at the Closing; and  (B)  a termination agreement terminating the Royalty Assignment Agreement (Sale);

(ii)

if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-Out), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-Out), a termination agreement terminating the Royalty Assignment Agreement (Farm-Out); and

(iii)

if the Affected Royalty was assigned to the Purchaser under a Royalty Assignment Agreement (Farm-In), an assignment agreement re-assigning the Affected Royalty to the Cancellation Vendor and, if the Affected

Royalty constitutes the whole of the Royalty assigned to the Purchaser under the Royalty Assignment Agreement (Farm-In), a termination agreement terminating the Royalty Assignment Agreement (Farm-In).

(collectively, the “Cancellation Transfer Documents”).  The payment of the Affected Royalty Purchase Price by the Cancellation Vendor and the delivery of the applicable Cancellation Transfer Documents by the Purchaser shall be carried out concurrently.

(e)

Responsibility:  From and after the Cancellation Closing, Article 8 of this Agreement shall apply with respect to the Affected Royalty as though all references to the Purchaser were references instead to the Cancellation Vendor, and all references to the Vendors were references instead to the Purchaser.

(f)

Benefit Accrued Prior to Cancellation Closing:  The Purchaser shall be entitled to retain all benefit received by the Purchaser prior to the Cancellation Closing relating to the Affected Royalty notwithstanding the re-assignment of the Affected Royalty to the Vendor and notwithstanding any termination of a Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) or Royalty Assignment Agreement (Farm-In).

(g)

Preservation of Rights:  The right of the Purchaser to exercise a Cancellation Notice under this section 9.3 shall be in addition to all other rights the Purchaser may have under this Agreement, including the rights of the Purchaser relating to the representations and warranties of the Vendors set out in section 3.1.

9.4

Defence of Third Party Claims

In the event of a claim (an “Indemnity Claim”) being made by a Third Party against a party (the “Indemnified Party”) in respect of which, subject to section 9.2 another party (the “Indemnifier”) is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier.  Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim.  The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim.  The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party’s reasonable expenses as a result of the Indemnifier’s assumption of such Indemnity Claim and arising from the Indemnified Party’s co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier.  If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a)

In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any Third Party with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security herefore on behalf of the Indemnified Party.  If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security herefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released.  If the amount of any liability of the Indemnified Party under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b)

Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c)

The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d)

The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e)

Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f)

The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier’s obligations to indemnify the Indemnified Party.

10.

MISCELLANEOUS

10.1

Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

10.2

Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

BHP Billiton World Exploration Inc.

2300 – 1111 West Georgia Street

Vancouver, British Columbia

Canada  V6E 4M3

Attention:  Tom Peregoodoff

Facsimile:  (604) 688-1498

To the Purchaser:

International Royalty Corporation

10 Inverness Drive East

Suite 104

Denver, Colorado  80112

U.S.A.

Attention:  Douglas B. Silver

Facsimile:  (303) 799-9017

with a copy to:

Fasken Martineau DuMoulin LLP

4200 – 66 Wellington St. W.

Toronto, Ontario

M5K 1N6

Attention:  Michael Bourassa

Facsimile:  (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith.  Any notice shall be deemed to have been given and received:

(a)

if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b)

if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

(c)

if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

10.3

Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalties, and the Property Sale Agreements assigned to the Purchaser and the full benefit of each Royalty Assignment Agreement (Sale), each Royalty Assignment Agreement (Farm-Out) and each Royalty Assignment Agreement (Farm-In) delivered to the Purchaser, in each case free and clear of all Encumbrances save the Clawback Rights and Buydown Rights.

10.4

Time of the Essence

Time shall be of the essence of this Agreement.

10.5

Brokers’ Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder’s fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

10.6

Entire Agreement

This Agreement constitutes the entire agreement between the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendors and the Purchaser relating to the Transaction, including the letter agreement between BHP World and the Purchaser dated November 15, 2004 and amended February 21, 2005 and March 21, 2005, and there are no warranties, representations, covenants, obligations or agreements between the Vendors and the Purchaser relating to the Royalties to be purchased by the Purchaser under this Agreement except as set forth in this Agreement.

10.7

Confidentiality, Public Disclosure

(a)

The parties agree that this Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party, and except as provided in section 10.8) without the prior written approval of the other party.

(b)

The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 10.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

10.8

Notice of Assignment to Operator

Notwithstanding section 10.7, the Purchaser and each Vendor shall have the right:

(a)

to give to the applicable Operators and their respective successors in interest notice of the sale, transfer and assignment of the Royalties to the Purchaser;

(b)

to deliver copies of the executed Royalty Assignment Agreements to the applicable Operators and their respective successors in interest; and

(c)

to otherwise communicate with the applicable Operators and their respective predecessors and successors in interest with respect to all matters pertaining to the Royalties purchased by the Purchaser hereunder.

The Purchaser and each applicable Vendor shall execute and the Purchaser shall deliver to each applicable Operator identified in Schedule A a notice of the sale, transfer and assignment of each Royalty in the form of the Joint Notice of Assignment set out in Schedule G hereto or in such other form of joint notice as may be agreed by the Purchaser and the applicable Vendor (the “Joint Notice”).  Thereafter, the Purchaser and each Vendor shall have the right to provide such communications to the Operator as each considers necessary or appropriate and no such communications are required to be joint communications.

10.9

Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by either party hereto without the written consent of the other party first obtained, such consent not to be unreasonably withheld.  The Vendors hereby confirm their consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to the Vendors under the terms of this Agreement notwithstanding such transfer.

10.10

Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

10.11

Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless made in writing by the party to be bound by such amendment or waiver.  No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

10.12

Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of Article 1 and sections 5.2, 5.3, 5.4, 9.1, 9.2, 9.3, 9.4, 10.1, 10.2, 10.5, 10.7 and this 10.12 shall survive such termination and remain in full force and effect.

10.13

Counterparts

This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.  This Agreement may be validly executed by transmission of signed facsimile.

10.14

No Merger

The representations, warranties, covenants and agreements of the Vendors and the Purchaser contained in this Agreement shall not merge in but shall instead survive the execution and delivery of each Royalty Assignment Agreement (Sale), Royalty Assignment Agreement (Farm-Out) and Royalty Assignment Agreement (Farm-In) and all

other deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents delivered by the parties relating to the Transaction, whether delivered on or after the Closing.

10.15

Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

BHP Billiton World Exploration Inc.

BHP Billiton Diamonds Inc.

by its authorized signatory:

by its authorized signatory:

BHP Billiton Minerals Pty Ltd.

BHP Minerals International Exploration
by its authorized signatory:

Inc.  by its authorized signatory:

BHP Minerals Ghana Inc.

BHP Holdings (International) Inc.
by its authorized signatory:

by its authorized signatory:

BHP Brasil Ltda.

Minera BHP Billiton, S.A. de C.V.
by its authorized signatory:

by its authorized signatory:

BHP Mineral Holdings Proprietary Limited
by its authorized signatory:

International Royalty Corporation
by its authorized signatory:

SCHEDULE A

ROYALTY AGREEMENTS

Property	Vendor	Operator	Royalty Agreement(s)	Contracts and Permits	Agreement Type	Royalty Type	Royalty %
12 Mile Creek	BHP Billiton Minerals Pty. Ltd.	Glengarry Resources Limited	Agreement dated November 28, 2002 as between BHP Billiton Minerals Pty. Ltd. and Glengarry Resources Limited	None	Property Sale	NSR	2.5%
Abitibi Extension	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	2%
Almaden – 1	BHP Billiton World Exploration Inc.	Almaden Minerals Ltd.	Exploration and Property Option Agreement dated May 9, 2002	None	Farm-In	NSR	2%
Almaden – 2	BHP Billiton World Exploration Inc.	Almaden Minerals Ltd.	Exploration and Property Option Agreement dated May 9, 2002	None	Farm-In	GOR	1%

Belahouro	BHP Billiton World Exploration Inc. BHP Minerals International Exploration Inc. BHP Minerals Ghana Inc. BHP Holdings (International) Inc.	Resolute (West Africa) Ltd.	Agreement for Transfer of Belahouro Project dated February 8, 2002 as among BHP Billiton World Exploration Inc., BHP Minerals International Exploration Inc., BHP Minerals Ghana Inc., BHP Holdings (International) Inc., Resolute Limited and Resolute (West Africa) Ltd.	None	Property Sale	NSR	2.5%
Caber	BHP Billiton Diamonds Inc.	Metco Resources Inc.	Agreement dated March 18, 1998 as between BHP Minerals Canada ULC and South Africa Minerals Corporation	None	Property Sale	NSR	1%

Eastern Canada Recon	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Expo	BHP Billiton Diamonds Inc.	Moraga Resources Ltd.	Agreement Governing the Transfer of Mineral Claims dated July 1, 1997 as between BHP Minerals Canada Ltd. and Jordex Resources Inc. (now iTech Capital Corp), as amended June 5, 2002; and Letter Agreement dated April 13, 1987 as between Utah International Inc. and Moraga Resources Ltd.	None	Property Sale	NPI	10%
Island Mountain	BHP Minerals International Exploration Inc.	Gateway Gold (USA) Corp.	Agreement dated May 28, 1998 as among BHP Minerals International Exploration Inc., J. Zimmerman and D. Merrick	None	Property Sale	NSR	2%
Kubi Village	BHP Minerals Ghana Inc.	AngloGold Ashanti Limited	Royalty Agreement dated August 15, 1997 as among BHP Minerals Ghana Inc., Nevsun Resources Ltd. and Nevsun Africa (Barbados) Ltd.	Licence registered as #1550/1989 between Government of Ghana and BHP-Utah (Ghana) Inc.	Property Sale	NPI	3%

Mara Rosa	BHP Billiton Brasil Ltda.	Metallica Brasil Ltda.	Acordo Basico de Associacao dated August 30, 1988 as between Mineracao Marex Ltda. and Jenipapo S.A.	Letter from BHP Brasil Ltda. to Jenipapo S.A. dated July 22, 1996	Farm -Out	NSR	1%
Pana – 1	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited

BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.

				None	Property Sale	NSR	0.75% to 1%
Pana – 2	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited	BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.	None	Property Sale	NSR	0.5%

Pana – 3	BHP Minerals Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Barrick Gold (Russia) Limited

BHP Royalty Agreement dated March 10, 2003 as among BHP Minerals Holdings Proprietary Limited, BHP Minerals International Exploration Inc., CJSC International Resources, Barrick Gold (Russia) Limited, CEM Minerals Limited, Cascadia Enterprises Inc., and Cascadia Endeavours Inc.

				None	Property Sale	NSR	1.25% to 1.5%
Qimmiq – 1	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	NSR	1% to 3%
Qimmiq – 2	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	NSR	2%
Qimmiq – 3	BHP Billiton Diamonds Inc.	Commander Resources Ltd.	NTI Property Option Agreement dated June 18, 2003 as between BHP Billiton Diamonds Inc. and Commander Resources Ltd.	None	Farm-Out	GOR	1%

Railroad	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	Ivanhoe Cloncurry Mines Pty Limited	Not Available	Novation Deed dated January 2, 2004 as among BHP Billiton Minerals Pty Ltd, Selwyn Queensland Pty Ltd., and IVN (Selwyn) Pty Ltd.	Not Determined	Not Determined	Not Deter-mined
Tingley Brook	BHP Billiton Diamonds Inc.	Eastmain Resources Inc.	Letter Agreement dated December 24, 1997 as between BHP Minerals Canada Ltd. and Eastmain Resources Inc., as amended on March 6, 1998 and March 29, 1999	None	Property Sale	NSR	3%
Tropico	Minera BHP, S.A. de C.V.	Almaden Minerals Ltd.	Contrato de Compraventa dated December 1, 1998 as between Minera BHP, S.A. de C.V. and Compania Minera Zapata, S.A. de C.V.	None	Property Sale	NSR	2.25%

Trozza	BHP Billiton World Exploration Inc.	Albidon Pty Limited	Letter Agreement for Evaluation and Development of Trozza Zinc Project dated September 17, 2001 as between BHP World Exploration Inc. and Albidon Pty Limited	None	Farm-Out	NSR	2.5%
Ulu	BHP Billiton Diamonds Inc.	Wolfden Resources Inc.	Purchase and Sale Agreement dated November 17, 1995 as between BHP Minerals Canada Ltd. and Echo Bay Mines Ltd.	None	Property Sale	NSR	5%

SCHEDULE B
PRE-EMPTIVE RIGHTS

Property	Vendor	Operator ROFO Right	Operator Buydown Right	Vendor Clawback Right
Abitibi Extension	BHP Billiton Diamonds Inc.	No	Yes	No
Almaden – 1 and Almaden – 2	BHP Billiton World Exploration Inc.	Yes	No	No
Caber	BHP Billiton Diamonds Inc.	Yes	Yes	No
Eastern Canada Recon	BHP Billiton Diamonds Inc.	No	Yes	No
Kubi Village	BHP Minerals Ghana Inc.	No	Yes	No
Pana – 1, Pana- – 2 and Pana – 3	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	Yes	No	No
Qimmiq – 1, Qimmiq – 2 and Qimmiq – 3	BHP Billiton Diamonds Inc.	Yes	No	No
Railroad	BHP Billiton Diamonds Inc.	No	Yes	No
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	Not Determined	Not Determined	Not Determined
Tingley Brook	BHP Billiton Diamonds Inc.	No	Yes	No

Trozza	BHP Billiton World Exploration Inc.	No	No	Yes

SCHEDULE C

ALLOCATION OF PURCHASE PRICE

Property	Vendor	Royalty Value in US$
12 Mile Creek	BHP Billiton Minerals Pty. Ltd.	$40,000
Abitibi Extension	BHP Billiton Diamonds Inc.	$10,000
Almaden – 1	BHP Billiton World Exploration Inc.	$40,000
Almaden – 2	BHP Billiton World Exploration Inc.	$40,000
Belahouro	BHP Billiton World Exploration Inc. BHP Minerals International Exploration Inc. BHP Minerals Ghana Inc. BHP Holdings (International) Inc.	$155,000
Caber	BHP Billiton Diamonds Inc.	$250,000
Eastern Canada Recon	BHP Billiton Diamonds Inc.	$10,000
Expo	BHP Billiton Diamonds Inc.	$10,000
Island Mountain	BHP Minerals International Exploration Inc.	$10,000
Kubi Village	BHP Minerals Ghana Inc.	$85,000
Mara Rosa	BHP Billiton Brasil Ltda.	$50,000
Pana – 1	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	$10,000

Pana – 2	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	$10,000
Pana – 3	BHP Mineral Holdings Proprietary Limited BHP Minerals International Exploration Inc.	$10,000
Qimmiq – 1	BHP Billiton Diamonds Inc.	$83,333
Qimmiq – 2	BHP Billiton Diamonds Inc.	$83,333
Qimmiq – 3	BHP Billiton Diamonds Inc.	$83,334
Railroad	BHP Billiton Diamonds Inc.	$100,000
Selwyn Greenfield	BHP Billiton Minerals Pty. Ltd.	$10,000
Tingley Brook	BHP Billiton Diamonds Inc.	$100,000
Tropico	Minera BHP, S.A. de C.V.	$10,000
Trozza	BHP Billiton World Exploration Inc.	$30,000
Ulu	BHP Billiton Diamonds Inc.	$10,000
TOTAL:		$1,240,000

SCHEDULE D

ROYALTY ASSIGNMENT AGREEMENT (FARM-IN)

This Agreement is made as of the  day of ________________, 2005.

BETWEEN:

[ Vendor Name]
[ Vendor Address]

(the “Assignor”)

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado  80012, U.S.A.

(the “Assignee”)

OF THE SECOND PART

WHEREAS:

A.

 (the “Owner”) holds an interest in the mineral property described in Schedule 1 hereto (the “Property”);

B.

by an agreement attached as Schedule 2 hereto (the “Royalty Agreement”) the Owner or a predecessor in interest of the Owner granted to the Assignor or to a predecessor in interest of the Assignor an option or other right to earn an interest in the Property;

C.

pursuant to the Royalty Agreement, the royalty described in Schedule 3 hereto (the “Royalty”) was conferred on or reserved by or may otherwise become payable to the Assignor; and

D.

the Assignor has agreed to assign the Royalty to the Assignee.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1.

Interpretation – In this Agreement:

(a)

unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and the words “including”, “include” and “includes” are  not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto;

(b)

the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

(c)

this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.  Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2.

Assignment - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty (the “Assignment”) effective as of March 31, 2005 (the “Effective Date”), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the Effective Date [NTD - for Royalties subject to a Clawback Right insert the following: “, provided that if the Assignor elects to exercise its right (the “Clawback Right”) in respect of the Royalty pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the “Purchase Agreement”) as among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, the Assignee shall then assign the entire right, title and interest of the Assignee in the Royalty back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the date upon which the Royalty is so assigned from the Assignee to the Assignor.”].

3.

Sale of Property - From and after the Effective Date, any sale, transfer, mortgage or charge of the Property or any interest of the Assignor therein shall be subject to the following conditions:

(a)

any purchaser or transferee of the Assignor’s interest in the Property must agree in writing in favour of the Assignee to be bound by the terms of this Agreement;

(b)

any mortgagee or charge holder of the Assignor’s interest in the Property must agree in writing in favour of the Assignee to be bound by and subject to the terms of this Agreement if it takes possession of or forecloses on all or part of the  Assignor’s interest in the Property, and must undertake to obtain an agreement in writing in favour of the Assignee from any subsequent purchaser or transferee that such subsequent purchaser or transferee will be bound by the terms of this Agreement; and

(c)

any mortgage or charge relating to the Assignor’s interest in the Property shall be subordinate to the Royalty and this Agreement.

4.

Filing of Royalty and Royalty Agreement – If notice of the Royalty and the Royalty Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor’s interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the Royalty Agreement by the Assignor to the Assignee as the Assignee considers necessary or appropriate.

5.

Trust - In the event it is necessary for the Owner or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty, then until such takes place, the Assignor shall hold its interest in the Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a)

any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b)

any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

6.

Non-Merger - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated March 18, 2005 shall not merge in but shall instead survive the execution and delivery of the Agreement.

7.

Enurement - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

8.

Counterparts - This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.  This Agreement may be validly executed by transmission of signed facsimile.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[Vendor Name]
Per:
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION
Per:
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE E

ROYALTY ASSIGNMENT AGREEMENT (FARM-OUT)

This Agreement is made as of the  day of ________________, 2005.

BETWEEN:

[ Vendor Name]
[ Vendor Address]

(the “Assignor”)

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado  80012, U.S.A.

(the “Assignee”)

OF THE SECOND PART

WHEREAS:

A.

the Assignor holds an interest in the mineral property described in Schedule 1 hereto (the “Property”);

B.

by an agreement attached as Schedule 2 hereto (the “Royalty Agreement”) the Assignor or a predecessor in interest of the Assignor granted to  (the “Optionee”) or to a predecessor in interest of the Optionee an option or other right to earn an interest in the Property (the “Property Interest”);

C.

pursuant to the Royalty Agreement, the royalty described in Schedule 3 hereto (the “Royalty”) was conferred on or reserved by or may otherwise become payable to the Assignor;

D.

the Assignor has agreed to sell, transfer and assign the Royalty to the Assignee; and

E.

the Assignor has agreed to grant to the Assignee a royalty (the “Back-Up Royalty”) on production from the Property to take effect on the terms and conditions set out in this Agreement.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1.

Interpretation – In this Agreement:

(a)

unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and the words “including”, “include” and “includes” are  not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto;

(b)

the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

(c)

this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.  Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2.

Assignment - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty (the “Assignment”) effective as of March 31, 2005 (the “Effective Date”), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the Effective Date [NTD - for Royalties subject to a Clawback Right insert the following: “, provided that if the Assignor elects to exercise its right (the “Clawback Right”) in respect of the Royalty pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the “Purchase Agreement”) as among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, then the Assignee shall assign the entire right, title and interest of the Assignee in the Royalty back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty at all times on and after the date upon which the Royalty is so assigned from the Assignee to the Assignor.”].

3.

Grant of Back-Up Royalty – Subject as hereinafter provided, the Assignor hereby grants to the Assignee a Back-Up Royalty on the following terms and conditions:

(a)

the Back-Up Royalty shall have the same terms and conditions mutatis mutandis as are applicable to the Royalty under the Royalty Agreement, including the terms and conditions relating to the Property to which the Back-Up Royalty applies, the nature of the Back-Up Royalty, the minerals to which the Back-Up Royalty applies, the manner of calculation of the Back-Up Royalty and the frequency of payment of the Back-Up Royalty;

(b)

the Back-Up Royalty shall take effect if the Optionee does not satisfy the conditions to earn the Property Interest or if the Royalty Agreement is terminated by one or more parties thereto or by operation of law or if the right of the Optionee to earn or retain the Property Interest is otherwise cancelled or annulled (each a “Termination Event”);

(c)

if after the occurrence of a Termination Event, the Assignor shall place the Property or any portion thereof into production, the Assignee shall, subject to section 4, pay or cause to be paid to the Assignee payments of the Back-Up Royalty on all production from the Property; and

(d)

if and after a Termination Event, the Assignor enters into an agreement (a “Third Party Agreement”) with a third party (a “Third Party”) selling the Property to the Third Party or granting an option or other right to the Third Party to earn an interest in the Property, and if the Third Party places the Property or any portion thereof into Production, the Assignor shall pay or cause the Third Party to pay to the Assignee the Back-Up Royalty on all production from the Property.

4.

Abandonment of Property by Assignor - The Assignor shall have the right to abandon, surrender, allow to lapse or reduce the area of the Property as the Assignor may in its discretion determine, provided that:

(a)

the Assignor shall in each case first give notice to the Assignee of the Assignor’s intention to abandon, surrender, allow to lapse or reduce the area of the Property, such notice to be given for a period (the “Notice Period”) of either (as applicable): (i) ninety (90) days (if the Property or any portion thereof will not lapse before ninety (90) days have expired from the date of the notice); or (ii) such lesser notice period as is reasonable in the circumstances (if the Property or any portion thereof will lapse before ninety (90) days have expired from the date upon which the Assignor has determined that it will abandon, surrender, allow to lapse or reduce the area of the Property); and

(b)

if requested by the Assignee by notice to the Assignor within the Notice Period, the Assignor shall deliver forthwith to the Assignee duly executed transfers of the part or parts of the Property so intended to be dealt with in form suitable for registration in the applicable registry.

Notwithstanding section 4(a) above, the Assignor shall be under no obligation to pay any Property assessments or take any other action to maintain the Property in good standing during the Notice Period, but the Assignor shall forthwith after making a determination to abandon, surrender, allow to lapse or reduce the area of the Property use all reasonable commercial efforts to determine the status of the Property and to communicate any information it may have concerning the status of the Property to the Assignee so as to enable the Assignee to take whatever action, if any, the Assignee considers necessary or appropriate to maintain the Property in good standing.

5.

Surrender of Property by Optionee or Third Party - If the Optionee or any Third Party gives notice to the Assignor of its intention to abandon, surrender, allow to lapse, reduce the area of or otherwise deal with all or any part of the Property, and if the Assignor has the right to require the Optionee or Third Party to transfer to the Assignor all or any part of the Property proposed to be so dealt with by the Optionee or Third Party, the Assignor shall, unless it elects to reacquire the Property for its own benefit, give notice to the Assignee of the Optionee’s or Third Party’s intention to abandon, surrender, allow to lapse, reduce the area of or otherwise deal with the Property and shall, if so requested by the Assignee, take all such action as may be required to cause the Property or the portion of the Property so intended to be dealt with by the Optionee or Third Party to be transferred to the Assignee.

6.

Sale of Property - From and after the Effective Date, any sale, transfer, mortgage or charge of the interest of the Assignor in the Property shall be subject to the following conditions:

(a)

any purchaser or transferee of the Assignor’s interest in the Property must agree in writing in favour of the Assignee to be bound by the terms of this Agreement;

(b)

any mortgagee or charge holder of the Assignor’s interest in the Property must agree in writing in favour of the Assignee to be bound by and subject to the terms of this Agreement if it takes possession of or forecloses on all or part of the Assignor’s interest in the Property, and must undertake to obtain an agreement in writing in favour of the Assignee from any subsequent purchaser or transferee that such subsequent purchaser or transferee will be bound by the terms of this Agreement; and

(c)

any mortgage or charge relating to the Assignor’s interest in the Property shall be subordinate to the Royalty, the Back-Up Royalty and this Agreement.

7.

Filing of Royalty and Royalty Agreement – If notice of the Royalty and the Farm-Out Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor’s interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the Royalty Agreement by the Assignor to the Assignee as the Assignee considers necessary or appropriate.

8.

Trust - In the event it is necessary for the Optionee or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty, then until such takes place, the Assignor shall hold its interest in the Royalty in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a)

any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b)

any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

9.

Non-Merger - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005 shall not merge in but shall instead survive the execution and delivery of this Agreement.

10.

Enurement - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11.

Counterparts - This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[Vendor Name]
Per:
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION
Per:
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE F

ROYALTY ASSIGNMENT AGREEMENT (SALE)

This Agreement is made as of the  day of __________________, 2005.

BETWEEN:

[ Vendor Name]
[ Vendor Address]

(the “Assignor”)

OF THE FIRST PART

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation, having an office at 10 Inverness Drive East, Suite 104, Denver, Colorado  80012, U.S.A.

(the “Assignee”)

OF THE SECOND PART

WHEREAS:

A.

 (the “Owner”) holds an interest in the mineral property described in Schedule 1 hereto (the “Property”);

B.

by an agreement attached as Schedule 2 hereto between the Owner, or a predecessor in interest to the Owner, and the Assignor, or a predecessor in interest to the Assignor (the “Royalty Agreement”), the royalty described in Schedule 3 hereto (the “Royalty”) was conferred upon or reserved by the Assignor or a predecessor in interest to the Assignor or may otherwise become payable to the Assignor; and

C.

the Assignor has agreed to sell, transfer and assign the Royalty and the Royalty Agreement to the Assignee.

NOW THEREFORE this Agreement witnesses that in consideration of the mutual covenants and agreements the parties agree as follows:

1.

Interpretation – In this Agreement:

(a)

unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and the words “including”, “include” and “includes” are  not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto;

(b)

the inclusion of headings in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement; and

(c)

this Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein.  Any disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, arising out of or in any way connected with this Agreement may be referred to the courts of British Columbia. and each party attorns to the non-exclusive jurisdiction of the courts of British Columbia.

2.

Assignment - The Assignor hereby assigns to the Assignee the entire right, title and interest of the Assignor in the Royalty and the Royalty Agreement (the “Assignment”) effective as of March 31, 2005 (the “Effective Date”), with the intent that the Assignee shall assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty and the Royalty Agreement at all times on and after the Effective Date [NTD - for Royalties subject to a Clawback Right insert the following: “, provided that if the Assignor elects to exercise its right (the “Clawback Right”) in respect of the Royalty and the Royalty Agreement pursuant to Section 2.5 of that certain Royalty Purchase Agreement (the “Purchase Agreement”) among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005, then the Assignee shall assign the entire right, title and interest of the Assignee in the Royalty and the Royalty Agreement back to the Assignor in accordance with the terms of Section 2.5 of the Purchase Agreement and the Assignor shall then assume and be entitled to all rights, benefits, payments and privileges with respect to the Royalty and the Royalty Agreement at all times on and after the date upon which the Royalty and the Royalty Agreement are so assigned from the Assignee to the Assignor.”].

3.

Assumption of Obligations - The Assignee hereby assumes and agrees to perform all obligations of the Assignor under the Royalty Agreement relating to the Royalty as and from the Effective Date.

4.

Filing of Royalty and Royalty Agreement – If notice of the Royalty and the Royalty Agreement has not been filed by the Assignor in the respective government registry which accepts such filings, then the Assignor shall upon the request of the Assignee deliver to the Assignee such notice and all other documents and instruments as may be required to be filed in such government registry to record the Assignor’s interest, each in registrable form, and authorizes the Assignee to file such notice and such other documents and instruments concurrently with the filing of a notice and any other documents and instruments pertaining to the within assignment of the Royalty and the Royalty Agreement by the Assignor to the Assignee as the assignee considers necessary or appropriate.

5.

Trust - In the event it is necessary for the Owner or any other person to execute this Agreement or any other document so as to perfect the assignment of the Royalty and the Royalty Agreement, then until such takes place, the Assignor shall hold the Royalty and the Royalty Agreement in trust as bare trustee for the Assignee as beneficial owner and in that regard:

(a)

any payment pertaining to the Royalty received by the Assignor from the Owner shall be delivered forthwith to the Assignee; and

(b)

any legal action required to enforce the existence of or entitlement to the Royalty shall be taken by the Assignor, on behalf of the Assignee, on the condition that the Assignee shall cover all costs, including legal costs, in connection therewith.

6.

Non-Merger - The representations, warranties, covenants and agreements of the Assignor and the Assignee contained in the Royalty Purchase Agreement among the Assignor and certain affiliates of the Assignor and the Assignee dated as of March 18, 2005 shall not merge in but shall instead survive the execution and delivery of this Agreement.

7.

Enurement - This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

8.

Counterparts - This Agreement may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.  This Agreement may be validly executed by transmission of signed facsimile.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed as of the date and year first above written.

[Name of Vendor]
Per:
Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION
Per:
Authorized Signatory

Schedule 1
Property

Schedule 2
Royalty Agreement

Schedule 3
Royalty

SCHEDULE G

NOTICE OF ASSIGNMENT

[IRC Letterhead]

, 2005

[Delivery]

[Operator]
[Operator Address]

Attention: 

Dear Sirs:

Re:

 Property - Purchase of BHP Billiton’s Royalty Interest

We understand that you are the current operator of the  Property located in .  We write to notify you that, effective March 31, 2005, the royalty interest(s) held by  (“BHP Billiton”) in respect of the  Property (the “ Royalty”) was sold to International Royalty Corporation (“IRC”).  We enclose for your reference the assignment agreement between IRC and BHP Billiton in respect of the sale of the  Royalty (the “Royalty Assignment Agreement”).  We request that you acknowledge receipt of this letter by executing the enclosed duplicate copy of this letter, and then returning it to IRC at your earliest convenience.

Attached as Schedule 2 to the enclosed Royalty Assignment Agreement is a copy of the original agreement(s) pursuant to which the  Royalty was created.  We request that you review this documentation and advise us promptly if it does not accord with your understanding of the current status of the  Property or the  Royalty.

[We note that our documentation in respect of the  Royalty is not complete and request that you provide us with a copy of , if you should have such documentation in your possession.] (NTD: complete or delete as applicable)

We may contact you again in the near future to seek your assistance in carrying out registrations in respect of the transfer of the  Royalty.

BHP Billiton World Exploration Inc. is executing this letter to acknowledge and confirm the sale of the  Royalty to IRC as described above.

We thank you for your assistance and look forward to working with you in the future.

Yours truly,

International Royalty Corporation

Per:

Douglas B. Silver

Chief Executive Officer

Enclosures

Acknowledged and confirmed by  this ____ day of _____________, 2005: Per:

Receipt acknowledged by  this ____ day of ____________, 2005: Print Name: